1 Initial Public Offering April 2018 Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333 - 224236 Dated April 27, 2018

2 Offering Disclosure This presentation has been prepared by BayCom Corp (“BCML” or the “ Company”) solely for informational purposes based on its own information, as well as information from public sources . This presentation has been prepared to assist interested parties in making their own evaluation of BCML and does not purport to contain all of the information that may be relevant . In all cases, interested parties should conduct their own investigation and analysis of the Company and the data set forth in this presentation and other information provided by or on behalf of BCML . This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities of BCML by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation . Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation . Any representation to the contrary is a criminal offense . The shares of our common stock that you purchase in this offering will not be savings accounts, deposits or other obligations of our bank subsidiary and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency . Except as otherwise indicated, this presentation speaks as of the date hereof . The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of BCML after the date hereof . Certain of the information contained herein may be derived from information provided by industry sources . The Company believes that such information is accurate and that the sources from which it has been obtained are reliable . BCML cannot guarantee the accuracy of such information, however, and has not independently verified such information . This document contains forward - looking statements within the meaning of federal securities law that reflect the Company’s views with respect to, among other things, future events and financial performance . These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward - looking nature . These forward - looking statements are not historical facts, and are based on current expectations, estimates, and projections about BCML’s industry, management’s beliefs and certain assumptions that are difficult to predict, including those risks described under the heading “Risk Factors” in the Company’s registration statement on Form S - 1 , filed with the Securities and Exchange Commission . Although the Company believes that the expectations reflected in such forward - looking statements are reasonable as of the date made, actual results may prove to be materially different from the expected results expressed or implied by such forward - looking statements . Unless otherwise required by law, BCML also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward - looking statements made in this presentation . This presentation contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States (“GAAP”) . These non - GAAP financial measures include “Tangible Book Value Per Share,” and “Tangible Common Equity . ” The Company believes that these non - GAAP financial measures are important to many investors who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets . These non - GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures . Because not all companies use the same calculation of “Tangible Book Value Per Share,” and “Tangible Common Equity,” this presentation may not be comparable to other similarly titled measures as calculated by other companies . BCML has filed a registration statement (including a prospectus), which is preliminary and subject to completion, with the SEC for the offering to which this communication relates . Before you invest, you should read the prospectus in that registration statement and other documents that the Company has filed with the SEC for more complete information about BCML and the offering . You may get these documents for free by visiting Edgar on the SEC web site at www . sec . gov or by contacting : FIG Partners, LLC at toll - free 1 - 866 - 344 - 2657 or by emailing ggersack@figpartners . com, or D . A . Davidson & Co . toll - free at 1 - 800 - 332 - 5915 or by emailing prospectusrequest@dadco . com .

3 Offering Summary (1) Currently trades on OTCQB (2) Based on the midpoint of the price filing range, excluding underwriters purchase option Issuer BayCom Corp Ticker Symbol / Exchange 1 BCML / NASDAQ Global Select Market (pending) Shares Offered Structure 100% Primary Shares Filing Range [$21.00 - $23.00 ] Aggregate Offering Amount 2 [$50.0 million] Pro Forma Shares Outstanding 9,769,722 Market Capitalization 2 $214.9 million Overallotment 15% overallotment (100% primary) Lock-Up 180 days for directors and executive officers Use of Proceeds The net proceeds from the offering will be used to support the funding of future acquisitions, organic growth and for other general corporate purposes. A portion of the net proceeds will be used to repay a $6.0 million term loan. Book Running Managers FIG Partners LLC D.A. Davidson & Co.

Experienced Leadership Team

BayCom Corp

Name / Title	Experience	Background
George J. Guarini President & Chief Executive Officer	30 years Founding CEO 14 years with BCML	• President and Chief Executive Officer since the Bank began operations in 2004 • Held key executive and senior level management positions with national and regional financial institutions • Successfully resolved significant loan portfolio weakness at two financial institutions
Janet L. King Senior Executive Vice President & Chief Operating Officer	29 years Founding COO 14 years with BCML	• Senior Executive Vice President and Chief Operating Officer since the Banks inception in 2004 • Formerly Chief Branch Administrative Officer at Circle Bank from 1999-2004 where she was responsible for all aspects of operations • Served as Vice President of Operations for Valencia Bank & Trust from 1987-1998
Keary L. Colwell Senior Executive Vice President & Chief Financial Officer & Corporate Secretary	28 years Founding CFO 14 years with BCML	• Senior Executive Vice President, Chief Financial Officer and Corporate Secretary of BayCom • Chief Financial Officer, Chief Administrative Officer, and Corporate Secretary of United Business Bank (formerly known as Bay Commercial Bank) since its inception in 2004 • Instrumental in the successful turn-around of a Bay Area bank in the 1990's
Izabella L. Zhu Executive Vice President & Chief Risk Officer	13 years 4 years with BCML	• Joined the Bank in September 2013 as Chief Risk Officer and a member of the executive management • Formerly a Senior Financial Institutions Examiner and a founding and inaugural member of the Examiner Council at the California Department of Business Oversight
David J. Funkhouser Executive Vice President & Chief Credit Officer	30 years 2 years with BCML	• Joined the Bank in June 2015 as Executive Vice President & Chief Credit Officer • Former President and CEO at a number of Bay Area community banks
Charles Yun Executive Vice President & Chief Lending Officer	25 years 2 years with BCML	• Joined the Bank in March 2016 as its Executive Vice President and Chief Lending Officer • Formerly Senior Vice President at Umpqua Bank from July 2014-March 2016 • Held various positions at several Bay Area financial institutions
Mary Therese "Terry" Curley Executive Vice President & Director of Labor Service Division	22 years 1 year with BCML	• Joined the Bank in April 2017, in connection with our acquisition of United Business Bank, FSB • Previously served as Executive Vice President and Chief Credit Officer of United Business Bank, FSB • During 22 year career built Labor Services Division at United Business Bank, FSB

4

BayCom Corp – Who We Are

Overview

- BayCom Corp is the bank holding company for United Business Bank
  - Founded in 2004 and headquartered in Walnut Creek, California
  - Full service commercially-oriented community bank
  - Serves small and mid-sized businesses, professionals and individuals
- 17 full-service branches and one loan production office[1]
  - 9 located in San Francisco Bay Area
  - 2 traditional and 1 LPO in Los Angeles
  - 3 in California's Central Valley
  - 2 in Seattle, Washington
  - 1 in Albuquerque, New Mexico
- Five successful acquisitions completed since 2010

Financial Highlights

		As of or For the Year Ended December 31, 2017	As of or For the Three Months Ended March 31, 2018
Balance Sheet	Total Assets ($mm)	$1,246	$1,242
	Total Loans ($mm)	$895	$891
	Total Deposits ($mm)	$1,104	$1,099
	Total Loans / Total Deposits	81.0%	81.1%
Capital	Tangible Common Equity[2] ($mm)	$103	$108
	Tangible Common Equity / Tangible Assets[2]	8.41%	8.78%
	Tier 1 Leverage Ratio[3]	8.92%	9.45%
	Total Capital Ratio[3]	12.94%	13.73%
	CRE Loans / Total Capital[4]	382.0%	NA
	Nonperforming Assets / Assets[5]	0.01%	0.02%
Profitability	Return on Average Assets (ROAA)[6]	0.51%	1.31%
	Return on Average Equity (ROAE)[6]	5.28%	13.41%
	Net Interest Margin[6]	4.14%	4.27%
	Efficiency Ratio	67.34%	57.45%

(1) As of March 31, 2018; Two branches in the Bay Area have been consolidated in 2018
(2) Non-GAAP reconciliation in Appendix on page 26
(3) Regulatory capital ratios are for United Business Bank only
(4) For interagency guidance purposes, CRE loans include non-owner occupied CRE, multifamily, and construction & land; Ratio is for United Business Bank only
(5) Nonperforming assets consists of non-accruing loans and accruing loans more than 90 days past due, in addition to other real estate owned
(6) Annualized for the three months ended March 31, 2018

5

6 Investment Highlights An opportunity to invest in a growing Western Region community bank franchise at an attractive entry point □ Seasoned and talented management team who founded and led the Company since 2004 □ Disciplined acquisition strategy and proven track record of integrating banks ▪ The Company recorded bargain purchase gains in three of its five completed acquisitions with the other two having tangible book value pay back periods under three years ▪ Company is well - positioned for future M&A □ Strong core performance metrics creates potential for future shareholder appreciation □ Efficient and scalable platform with capacity to support growth □ Attractive metropolitan markets (Bay Area, Los Angeles, Seattle) with favorable demographics and strong local economies ▪ Footprint allows for ample fill - in opportunities □ Stellar asset quality metrics since inception □ Increased financial sponsorship will enhance the Company’s visibility and help create a more liquid secondary market as Russell indexing approaches

7 Franchise Footprint Full Service Branch Location Loan Production Office Seattle, WA Los Angeles, CA Northern California Albuquerque, NM

8 ▪ We serve the Sacramento - Roseville - Arden - Arcade MSA through one branch office • With a population of approximately 2.3 million, the state capital, median household income of $63,727, and a projected population growth of 5.1% through 2022, the region is a reliable and growing market ▪ The Stockton - Lodi MSA in Central California is home to two branches • Population growth is expected to be 5.4% through 2022, and holds a median household income of approximately $56,705 • The area has a diverse industry mix, including agriculture, e - fulfillment centers, advanced manufacturing, data centers/call centers, and service industries Key Highlights of Current Markets: Bay Area, California Seattle, Washington Los Angeles County, California ▪ Part of both the San Francisco - Oakland - Hayward MSA and the San - Jose - Sunnyvale - Santa Clara MSA • San - Francisco - Oakland - Hayward MSA represents the second most populous area in California, and the 12 th largest in the United States ▪ Great market for future growth, with a projected population growth of 5.9% through 2022 versus the national average of 3.7% ▪ Median household income is roughly $88,685, which greatly exceeds the national average of $57,462 ▪ Largest MSA in California with over 13 million residents in the MSA; the second largest MSA in the United States ▪ Greater Los Angeles Market area ranked as 16 th largest economy in the world with an estimated gross domestic product of about $1 trillion ▪ The Seattle - Tacoma - Bellevue MSA is the largest MSA in Washington, covers approximately 2,100 square miles ▪ Population estimated to grow 7.5% through 2022, with a median household income of $81,089 ▪ Strong economic base, housing large employers such as Amazon, Starbucks, and Boeing Source: S&P Global Market Intelligence; U.S. Census Bureau Central Valley, California Albuquerque, New Mexico ▪ Albuquerque MSA is the largest MSA in New Mexico, and 60 th in the United States ▪ Population estimated to grow 1.7% through 2022, with a median household income of $50,192 ▪ Strong economic base, housing large employers such as Honeywell, SCHOTT Solar, and Intel Corp

9 Corporate History Opened Bay Commercial Bank Acquired Global Trust Bank Acquired Community Bank of San Joaquin Raised $16.8 million of common stock from institutional and individual investors Acquired Valley Community Bank Acquired United Business Bank, FSB Acquired Plaza Bank Formed Bank Holding Company BayCom Corp Renamed Bay Commercial Bank to United Business Bank Opened Napa Branch Consolidated Oakland Branch 2004 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 Consistent Organic Asset Growth Supplemented By Acquisitions Consolidated San Jose Branch Acquired Castro Valley Branch

10 Disciplined Acquisition Strategy Headquarters of Potential Acquisition Opportunities Total Banks Median Asset Size Banks $100M-$500M 121 $229,034 Banks $500M-$1B 50 $751,945 Banks $1B-$1.5B 16 $1,208,314 □ Strategic consolidation of community banks ▪ Provides scale and operating efficiencies ▪ Adds experienced and knowledgeable banking talent ▪ Opportunity to improve CRE concentration ratios ▪ Opportunity to drive down cost of funds ▪ Geographic diversification ▪ Adds portfolios of seasoned loans □ Maintain disciplined approach ▪ Low - cost deposit funding ▪ Attractive market share ▪ Compelling noninterest income □ Enhance the performance of acquired banks ▪ Developed core competency evaluating, structuring, acquiring and integrating target banks □ Target markets – Selected Western States ▪ California ▪ Washington ▪ Oregon □ Size Criteria ▪ Banks with assets between $100 million and $1.5 billion □ There are 187 banks within our target markets that meet our size criteria ▪ Nevada ▪ Arizona ▪ New Mexico Note: Data as of December 31, 2017 Source: S&P Global Market Intelligence

11 Recent Developments Highlights of Financial Condition Highlights of Financial Performance (1) Non - GAAP reconciliation in Appendix on page 26 (2) Regulatory capital ratios are for United Business Bank only (3) Annualized (4) Nonperforming assets consists of non - accruing loans and accruing loans more than 90 days past due, in addition to other real est ate owned □ 1 st Quarter 2018 reflects the full integration of the 2017 acquisitions and the resulting improvement in financial metrics At March 31, At December 31, 2018 2017 Total Assets 1,241,833$ 1,245,794$ Total Loans 891,285 894,793 Total Deposits 1,098,773 1,104,305 Shareholders' Equity 122,567 118,635 Book Value Per Share 16.32$ 15.82$ Tangible Book Value Per Share 1 14.34$ 13.81$ Tangible Equity / Tangible Assets 1 8.78% 8.41% Tier 1 Leverage Ratio 2 9.45% 8.92% Total Capital Ratio 2 13.73% 12.94% (Dollars in thousands, except per share data) 2018 2017 Net Income 4,069$ 1,418$ Diluted Earnings Per Share 0.54$ 0.26$ Return on Average Assets (ROAA) 3 1.31% 0.83% Return on Average Equity (ROAE) 3 13.41% 7.17% Yield on Earning Assets 3 4.66% 4.58% Cost of Interest-Bearing Liabilities 3 0.59% 0.81% Net Interest Margin 3 4.27% 4.02% Efficiency Ratio 57.45% 64.23% Nonperforming Assets / Assets 4 0.02% 0.29% For the Three Months Ended March 31 (Dollars in thousands, except per share data)

12 Creating Value For Shareholders Note: Annual data as of or for the year ended December 31 of each respective year and 2018Q1 data as of or for the three months ended March 31, 2018 (1) Non - GAAP reconciliation in Appendix on page 26 $11.05 $11.76 $12.96 $14.12 $13.81 $14.34 $0.54 $1.08 $1.36 $1.09 $0.81 $0.54 $0.00 $0.25 $0.50 $0.75 $1.00 $1.25 $1.50 $5.00 $7.00 $9.00 $11.00 $13.00 $15.00 2013 2014 2015 2016 2017 2018Q1 Diluted Earnings per Share ($) TBV per Share ($) □ During 2017, the Company recorded $3.5 million, pre - tax, of merger expenses related to two completed acquisitions and a $2.7 million charge for an income tax adjustment related the enactment of Tax Cut and Jobs Act; the combined effect of these two items reduced EPS by $0.77.

13 $342 $504 $623 $675 $1,246 $1,242 2013 2014 2015 2016 2017 2018Q1 Demonstrated Track Record of Growth Total Assets ($mm) Total Net Loans ($mm) Total Deposits ($mm) Net Income ($000) $251 $323 $460 $504 $890 $886 2013 2014 2015 2016 2017 2018Q1 $286 $438 $543 $591 $1,104 $1,099 2013 2014 2015 2016 2017 2018Q1 Note: Annual data as of or for the year ended December 31 of each respective year 2018Q1 data as of or for the three months ended March 31, 2018 Compounded Annual Growth Rates (CAGR) are for the five year period ended December 31, 2017 $2,690 $5,178 $7,452 $5,912 $5,260 $4,069 2013 2014 2015 2016 2017 2018Q1

14 □ $895 million total loans ▪ 55.3% originated vs. 44.7% acquired □ Approximately 67% of the loan portfolio is from the San Francisco Bay Area □ Average yield on total loans of 5.44% for 2017 ▪ 70.7% floating rate vs. 29.3% fixed 1 □ SBA Preferred Lender ▪ During 2017, $22.3 million of SBA loans ( guaranteed portion) were sold which generated $2.2 million of revenue Loan Portfolio Loan Portfolio by Geography Loan Portfolio Composition Commercial and Industrial 13% Residential RE 9% Multifamily RE 13% Owner occupied CRE 29% Non - owner occupied CRE 33% Construction and land 3% Consumer and other 0.12% Note: Data as of December 31, 2017 (1) Based on loans that mature after December 31, 2018 (2) Includes Alameda, Contra Costa, Solano, Napa, Sonoma, Marin, San Francisco, San Joaquin, San Mateo, and Santa Clara count ies San Francisco Bay Region 2 67% Other California , 15% Washington , 10% New Mexico , 5% Other States , 3% Loan Portfolio by Type ($ in thousands) Commercial and Industrial $114,373 Residential RE $84,781 Multifamily RE $118,128 Owner occupied CRE $256,451 Non-owner occupied CRE $297,244 Construction and land $22,720 Consumer and other $1,096 Total Loans $894,793

15 Commercial Real Estate Detail Retail 11% Multifamily Residential 18% Hotel/Motel 14% Office 15% Gas Station 10% Convalescent facility , 5% Industrial 9% Restaurants 3% Agricultural Real Estate 3% Other 13% CRE Loan Portfolio Breakout □ $672 million total loans □ Diversified by property type □ 75.4% floating rate vs. 24.6% fixed 1 □ Average loan size approximately $ 869,000 □ Weighted average loan - to - value ratio (LTV) of 57.1% CRE Concentration Interagency Guidance % of Total Interagency Pro Forma Concentration Capital Guidance Ratio 3 CRE Loans 2 382.0% 300.0% 273.3% Construction Loans 19.7% 100.0% 14.1% Note: Data as of December 31, 2017 (1) Based on loans that mature after December 31, 2018 and includes multifamily, owner occupied CRE, and non - owner occupied CRE; excludes PCI loans (2) For Interagency guidance purposes, CRE loans include non - owner occupied CRE, multifamily, and construction & land; Ratio is for United Business Bank only (3) Pro forma ratio assumes gross proceeds of $50 million, 6% underwriting spread, and $1.0 million additional expenses (4) Includes owner occupied CRE, non - owner occupied CRE and multifamily; excludes construction loans Commercial Real Estate Breakout 4 ($ in thousands) Retail 74,380$ Multifamily 118,128 Hotel/Motel 95,295 Office 99,187 Gas Station 69,241 Convalescent facility 31,419 Industrial 60,751 Restaurants 21,438 Agricultural Real Estate 17,037 Other 84,946 Total 671,822$

16 Strong Credit Quality Net Charge - Offs Nonperforming Assets / Total Assets 1 Allowance for Loan Losses / Total Loans ² Net Charge - Offs / Average Loans 0.83% 0.59% 0.05% 0.28% 0.01% 0.02% 2013 2014 2015 2016 2017 2018Q1 1.09% 0.77% 0.83% 0.74% 0.47% 0.52% 2013 2014 2015 2016 2017 2018Q1 0.11% 0.43% 0.02% 0.14% 0.00% - 0.01% 2013 2014 2015 2016 2017 2018Q1 Note: Annual data as of or for the year ended December 31 of each respective year 2018Q1 data as of or for the three months ended March 31, 2018 (1) Nonperforming assets consists of non - accruing loans and accruing loans more than 90 days past due, in addition to other real est ate owned (2) As of 12/31/2017, the allowance for loan losses to total originated loans (excluding purchased loans) was 0.85% $273 $1,349 $62 $673 $22 $(131) 2013 2014 2015 2016 2017 2018Q1

17 Noninterest - bearing demand 30% Money market 32% Interest - bearing demand and savings 17% Certificates 21% Attractive Deposit Portfolio Deposit Composition □ At December 31, 2017: $1.1 billion total deposits □ Noninterest - bearing demand represents 30% of total deposits □ Approximately 43.7% of total deposits emanate from the Labor Services Division Note: Data as of the year ended December 31 of each respective year Deposit Growth 2013 2014 2015 2016 2017 Noninterest-bearing demand Money market Interest-bearing demand and savings Certificates of deposit $1,104 $591 $543 $438 $286 Deposits by Type ($ in thousands) Noninterest-bearing demand $327,309 Money market $356,640 Interest-bearing demand and savings $191,550 Certificates of deposit $228,806 Total Deposits $1,104,305 Cost of Interest-Bearing Deposits 0.59% Net Interest Margin 4.14% ($ in millions)

18 Attractive Net Interest Spread Yield on Interest - Earning Assets Cost of Average Interest - Bearing Liabilities Net Interest Spread Net Interest Margin 4.76% 4.55% 4.47% 4.74% 4.59% 4.66% 2013 2014 2015 2016 2017 2018Q1 0.95% 0.89% 0.72% 0.73% 0.65% 0.59% 2013 2014 2015 2016 2017 2018Q1 3.81% 3.66% 3.75% 4.01% 3.94% 4.07% 2013 2014 2015 2016 2017 2018Q1 4.10% 3.95% 4.00% 4.25% 4.14% 4.27% 2013 2014 2015 2016 2017 2018Q1 Note: Annual data as of or for the year ended December 31 of each respective year 2018Q1 data as of or for the three months ended March 31, 2018, annualized

19 Financial Performance Return on Average Assets Return on Average Equity Efficiency Ratio 1 63.85% 62.11% 64.66% 60.78% 67.34% 57.45% 2013 2014 2015 2016 2017 2018Q1 0.83% 1.13% 1.24% 0.91% 0.51% 1.31% 2013 2014 2015 2016 2017 2018Q1 5.24% 10.02% 10.36% 7.87% 5.28% 13.41% 2013 2014 2015 2016 2017 2018Q1 Note: Annual data for the year ended December 31 of each respective year 2018Q1 data for the three months ended March 31, 2018, annualized (1) Calculated by dividing noninterest expense by the sum of net interest income before provision for loan losses plus noninteres t i ncome

20 Strong Pro Forma Consolidated Capital Position Pro Forma Consolidated Capital Ratios (1) Assumes gross proceeds of $50 million at $22.00 per share, 6% underwriting spread, $1.0 million additional expenses; excludes IPO Awards to be granted in connection with this offering (2) Assumes exercise of Underwriters’ overallotment option; excludes IPO Awards to be granted in connection with this offering (3) Consists of 4.71% term loan which will be paid off with proceeds from offering (4) Consists of subordinated debentures issued by a company BCML acquired to a statutory trust which then issued trust preferred securities to the public; amount shown reflects a discount of $1 million to the aggregate principal balance of $6.4 million of purchase accounting adjustments (5) Non-GAAP reconciliation in Appendix page 26 1 Pro Forma Consolidated Capitalization Table 8.41% 8.73% 11.43% 12.16% 12.67% 11.71% 12.02% 15.84% 16.53% 17.01% TCE/TA Tier 1 Leverage Tier 1 Common Capital Tier 1 RBC Total Risk Based As Reported, December 31, 2017 December 31, 2017 Pro Forma for Offering (Dollars in millions, except per share amounts) Pro Forma With Actual Pro Forma1 Overallotment2 Long-Term Debt Long-Term Debt3 $ 6.0 $ - $ - Subordinated Debentures -Trust Preferred4 5.4 5.4 5.4 Total Long-Term Debt $ 11.4 $ 5.4 $ 5.4 Shareholders' Equity Common Stock 81.3 1 27.30 134.35 Additional Paid-in Capital 0 .3 0 .3 0.3 Retained Earnings 36.8 36.8 36.8 Accumulated Other Comprehensive Income 0.2 0 .2 0.2 Total Shareholders' Equity $ 118.6 $ 1 64.6 $ 171.7 Common Shares Outstanding 7,496,995 9 ,769,722 10,110,631 Book Value Per Share $ 15.82 $ 1 6.85 $ 16.98 Tangible Book Value Per Share5 $ 13.81 $ 15.30 $ 15.48 Regulatory Capital Tier 1 Common Capital $ 100.8 $ 1 46.7 $ 153.8 Tier 1 Capital $ 107.2 $ 1 53.1 $ 160.2 Total Capital $ 111.7 $ 1 57.7 $ 164.7 Capital Ratios Tangible Common Equity/Tangible Assets5 8.41% 11.71% 12.19% Tier 1 Leverage to Average Assets 8.73% 12.02% 12.50% Tier 1 Common Equity to Risk-Weighted Assets 11.43% 15.84% 16.51% Tier 1 Capital to Risk-Weighted Assets 12.16% 16.53% 17.20% Total Capital to Risk-Weighted Assets 12.67% 17.01% 17.68% As of December 31, 2017

21 Investment Highlights An opportunity to invest in a growing Western Region community bank franchise at an attractive entry point □ Seasoned and talented management team who founded and led the Company since 2004 □ Disciplined acquisition strategy and proven track record of integrating banks ▪ The Company recorded bargain purchase gains in three of its five completed acquisitions with the other two having tangible book value pay back periods under three years ▪ Company is well - positioned for future M&A □ Strong core performance metrics creates potential future shareholder appreciation □ Efficient and scalable platform with capacity to support growth □ Attractive metropolitan markets (Bay Area, Los Angeles, Seattle) with favorable demographics and strong local economies ▪ Footprint allows for ample fill - in opportunities □ Stellar asset quality metrics since inception □ Increased financial sponsorship will enhance the Company’s visibility and help create a more liquid secondary market as Russell indexing approaches

22 Appendix

23 Board of Directors Name Years as Director Background Lloyd W. Kendall, Jr. 14 years with BCML Founding Director • Chairman of the Board • Lawyer practicing in the Bay Area since 1978 and specializing in real estate and tax law George J. Guarini 14 years with BCML Founding Director • President and Chief Executive Officer since the Bank began operations in 2004 James S. Camp 14 years with BCML Founding Director • President of the S.A. Camp Companies, a closely held company incorporated in 1932 • Holds over 28 years of bank director experience, having served as a director for California Republic Bank from 1980-1994 Robert G. Laverne, M.D. 14 years with BCML Founding Director • Anesthesiologist at John Muir Medical Center in Walnut Creek, California • Founder and Managing Member of New Horizons Properties, LLC, a property development company David M. Spatz 14 years with BCML Founding Director • Currently owner and operator of several real estate income properties • Retired after 21 years at Chevron Corporation after holding several senior executive positions Harpreet S. Chaudhary 6 years with BCML • CPA and CFP, serving as the president of Area Financial Services, Inc., which provides accounting, wealth planning, tax planning and preparation services for high net worth individuals in the Bay Area for over 25 years Malcolm F. Hotchkiss 1 year at BCML • Former Director and Chief Executive Officer of First ULB Corp. and its subsidiary United Business Bank, FSB, from 1994 to 2017 • Over 30 years of banking experience, holding key executive and senior level management positions Rocco Davis 1 year at BCML • Vice President of Laborers' International Union of North America (LIUNA) and serves on its General Executive Board. Also, acts as LIUNA's Pacific Southwest Regional Manager. • Serves as Chairman of the National Alliance for Fair Contracting and serves on numerous other boards

24 Municipal Securities 40% MBS 24% Collateralized Mortgage Obligations 4% U.S. Government Agency Securities 32% Investment Portfolio Composition Average Yield of 2.07% 1 Total Investment Securities: $40.5 million 3% of Total Assets (1) For the year ended December 31, 2017 Amortized Fair Weighted Cost Value Average ($mm) ($mm) Yield Securities, Available For Sale Municipal Securities 15.9$ 16.0$ 2.43% MBS - Gov. Sponsored Agencies 9.6 9.7 2.85% Collateralized Mortgage Obligations 1.8 1.8 2.27% U.S. Government Agency Securities 12.9 13.0 2.12% Total AFS Securities 40.2$ 40.5$ 2.43%

25 Interest Rate Risk Analysis Net Interest Income (NII) at Risk Note: As of December 31, 2017 Refer to registration statement filed with the SEC for further discussion on interest rate Economic Value of Equity (EVE) Scenario $ Change % Change ($ in thousands) -100bps Shock (8,011)$ -8.5% +100bps Shock 1,917$ 2.0% +200bps Shock 2,908$ 3.1% +300bps Shock 3,221$ 3.4% Change in NII - $8.0 $2.0 $2.9 $3.2 - 8.5% 2.0% 3.1% 3.4% -10.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% -$10.0 -$8.0 -$6.0 -$4.0 -$2.0 $0.0 $2.0 $4.0 -100bps Shock +100bps Shock +200bps Shock +300bps Shock $ Change NII % Change NII ($ in millions) Scenario $ Change % Change ($ in thousands) -100bps Shock (22,343)$ -10.0% +100bps Shock 5,090$ 2.3% +200bps Shock 6,307$ 2.8% +300bps Shock 5,246$ 2.3% Change in EV - $22.3 $5.1 $6.3 $5.2 - 10.0% 2.3% 2.8% 2.3% -12.0% -10.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% -$25.0 -$20.0 -$15.0 -$10.0 -$5.0 $0.0 $5.0 $10.0 -100bps Shock +100bps Shock +200bps Shock +300bps Shock $ Change EV % Change EV ($ in millions) □ The Company uses two approaches to model interest rate risk: Net Interest Income at Risk and Economic Value of Equity □ Net Interest Income at Risk: net interest income is modeled utilizing various assumptions for assets, liabilities, and derivatives □ Economic Value of Equity measures the period end market value of assets minus the market value of liabilities and the change in this value as rates change

26 Non - GAAP Reconciliation Tangible Common Equity and Tangible Assets (Dollars in thousands, except per share data) 2013 2014 2015 2016 2017 2018 Tangible Common Equity: Total Shareholders' Equity 52,322$ 58,174$ 72,381$ 78,063$ 118,635$ 122,567$ Adjustments Goodwill - - - - (10,365) (10,365) Core Deposit Intangible (62) (812) (1,201) (802) (4,772) (4,483) Tangible Common Equity 52,260$ 57,362$ 71,180$ 77,261$ 103,498$ 107,719$ Tangible Assets: Total Assets - GAAP 342,304$ 504,391$ 623,304$ 675,299$ 1,245,794$ 1,241,833$ Adjustments Goodwill - - - - (10,365) (10,365) Core Deposit Intangible (62) (812) (1,201) (802) (4,772) (4,483) Tangible Assets 342,242$ 503,579$ 622,103$ 674,497$ 1,230,657$ 1,226,985$ Common Shares Outstanding 4,727,457 4,875,787 5,493,209 5,472,426 7,496,995 7,512,227 Tangible Common Equity to Tangible Assets Ratio 15.27% 11.39% 11.44% 11.45% 8.41% 8.78% Tangible Book Value Per Share 11.05$ 11.76$ 12.96$ 14.12$ 13.81$ 14.34$ As of December 31, As of March 31,